

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 19, 2010

Ssang-Su Kim
President and Chief Executive Officer
Korea Electric Power Corporation
411 Youngdong-Daero
Gangnam-Gu
Seoul 35-791, Korea

   Re: **Korea Electric Power Corporation**
      Annual Report on Form 20-F for Fiscal Year
      Ended December 31, 2009
      Filed June 29, 2010
      File No. 000-13372

Dear Mr. Kim:

  We have completed our review of your filings and have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director